UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

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SEC FILE NUMBER
000-31089

CUSIP NUMBER
92763R104

(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Virage Logic Corporation

Full Name of Registrant

Former Name if Applicable
47100 Bayside Parkway

Address of Principal Executive Office (Street and Number)
Fremont, CA 94538

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently Valid OMB control number.

(Attach Extra Sheets if Needed)
Virage Logic Corporation (the “Company”) is in the process of performing analyses and other post-closing procedures in connection with the preparation of its financial statements for the fiscal year ended September 30, 2005. In addition, management has experienced delays in executing its evaluation of the Company’s internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. For these reasons, the Company is unable to complete all aspects of its Annual Report on Form 10-K for the fiscal year ended September 30, 2005 on, or prior to, the required filing date of December 14, 2005 without unreasonable effort or expense.
A material weakness is a control deficiency, or combination of control deficiencies, that results in a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The Company’s evaluation of internal control over financial reporting as of September 30, 2005, as required by Section 404 of the Sarbanes-Oxley Act of 2002, is ongoing. However, management has identified a material weakness in the Company’s internal control over financial reporting. As of September 30, 2005, the Company did not maintain effective controls over its period end financial reporting process. Specifically, we failed to maintain effective controls over: (i) the calculation and recording of foreign exchange translation, (ii) the presentation and disclosures of income taxes and (iii) the presentation and disclosure of investments. These control deficiencies resulted in adjustments to the Company’s 2005 annual consolidated financial statements to correct other comprehensive income, research and development expense, deferred tax asset, income tax payable, income tax expense, and the disclosures of the purchase of investments and the proceeds from maturity of investments. The impact of these adjustments resulted in a revision of the Company’s previously reported net loss per share by $0.02, from $(0.03) to $(0.01) for the year ended September 30, 2005, and will change the net income per share for the three month period ended September 30, 2005 from $(0.00) to $0.01. Additionally, these control deficiencies could result in a misstatement of the aforementioned accounts that would result in a material misstatement to the Company’s annual or interim consolidated financial statements, which may, if material, require the restatement of previously issued financial statements. Accordingly, management has determined that the control deficiencies described in (i) through (iii) above constitute a material weakness. As the Company continues with its evaluation of internal control over financial reporting, additional control deficiencies may be identified and those control deficiencies may also represent one or more material weaknesses. As a result of this material weakness, management has concluded the Company’s internal control over financial reporting was not effective as of September 30, 2005. In addition, we expect our independent registered public accounting firm to issue an adverse opinion on the effectiveness of our internal control over financial reporting.
The Company currently anticipates filing its Annual Report on Form 10-K for the fiscal year ended September 30, 2005 no later than December 30, 2005, but is unable to provide assurance that the filing will occur by such time.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Adam A. Kablanian	650	360-8000

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☑ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Virage Logic Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 15, 2005	By	/s/Adam A. Kablanian

Adam A. Kablanian
President and Chief Executive Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be field with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).